SUPPLEMENTAL INFORMATION:

     On August  13,  1999,  McGladrey  & Pullen,  LLP  (McGladrey)  resigned  as independent auditors of the Fund pursuant to an agreement by PricewaterhouseCoopers LLP (PWC) to acquire McGladrey's investment company practice. The McGladrey partners and professionals serving the Fund at the time of the acquisition joined PWC. The report of McGladrey on the financial statements of the Fund during the past fiscal year contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit for the most recent fiscal year and through August 13, 1999, there were no disagreements with McGladrey on any matter of acccounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report. On September 29, 1999, the Fund, with the approval of its Audit Committee, engaged PWC as its independent auditors.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549

We were previously the independent accountants for the Vintage Mutual Funds, Inc. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.

McGladrey & Pullen, LLP
New York, New York
November 22, 1999